UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the below materials being furnished by Taro Pharmaceutical Industries Ltd. (“Taro”) to its shareholders in connection with its 2016 annual general meeting of shareholders (the “Meeting”) that is scheduled to be held at the offices of its Israeli counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan 5250608, Israel, on Thursday, December 29, 2016, at 10:00 a.m., Israel time.

The Meeting materials consist of the following:

1.	Exhibit 99.1: Notice and Proxy Statement, each dated November 22, 2016, being mailed to the shareholders of Taro in connection with the Meeting.

2.	Exhibit 99.2: Proxy Card being mailed to shareholders of Taro for use in connection with the Meeting.

A press release, dated November 22, 2016, announcing (i) the appointment of a new chief executive officer and (ii) the nominees to the Taro board of directors to be voted on at the Meeting, is appended as Exhibit 99.3 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 22, 2016

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name: Subramanian Kalyanasundaram
Title: Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Description
99.1	Notice and Proxy Statement for the 2016 Annual General Meeting of Shareholders of the Company to be held on December 29, 2016.
99.2	Proxy card for the 2016 Annual General Meeting of Shareholders of the Company to be held on December 29, 2016.
99.3	Press release, dated November 22, 2016.